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                             March 22, 2024

       Timothy Pickett
       Chief Executive Officer
       Kindly MD, Inc.
       5097 South 900 East
       Suite 100
       Salt Lake City, UT 84117

                                                        Re: Kindly MD, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed March 12,
2024
                                                            File No. 333-274606

       Dear Timothy Pickett:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form S-1 filed March 12,
2024

       Recent Developments
       Bridge Financings, page 6

   1. We note the disclosure that from December 2023 to January 2024, you issued convertible promissory notes in the
aggregate principal amount of $444,444 to certain
                                                        investors. Please
revise to disclose the investors and the material terms of the related
                                                        Securities Purchase
Agreements, including the convertible feature and pricing terms.
   2. Please provide us with a detailed analysis as to why the proposed secondary offering is not an indirect primary
offering on your behalf and thus appropriate to characterize the transaction as a valid
secondary offering under Securities Act Rule 415(a)(1)(i). For example, we note your
new disclosure regarding the issuance of convertible promissory notes from December
2023 to January 2024. Elsewhere, you note that these convertible
 Timothy Pickett
FirstName
Kindly MD,LastNameTimothy  Pickett
             Inc.
Comapany
March      NameKindly MD, Inc.
       22, 2024
March2 22, 2024 Page 2
Page
FirstName LastName
         notes will convert into shares of common stock at the assumed initial public offering price of $5.50 per share. Given that the investment in the promissory notes appeared to be made with a view towards the resale of the underlying common stock
following the Company   s
         initial public offering, it appears the resale of these shares of common stock could be deemed an indirect primary offering being conducted by or on behalf of the Issuer.
         Explain why the selling shareholders should not be deemed to be underwriters, or revise your prospects to include a statement that the selling shareholders are deemed underwriters and fix a price at which the resale shares will sell for the duration of the offering. For guidance, please refer to Securities Act Rules Compliance and Disclosure
         Interpretations Question 612.09. Last, please tell us whether the sales by the selling shareholders are needed to meet Nasdaq listing requirements.
Results of Operations, page 31

3. Please substantially expand your disclosure to fully explain the specific facts and circumstances that caused the fluctuations in salaries and wages and general and administrative expenses. Specifically address the significant change in stock compensation expense reflected on page F-6. Also, please clarify how your "focus on improvement of operational efficiency and standardization of operational processes"
         impacted your reported revenue. Further, regarding the change in other income, please provide a disclosure that fully describes the Uplift charity program and how the program's income and expenses are accounted for and classified in your financial statements. See
         Item 303 of Regulation S-K.
Stock-Based Compensation, page 34

4. Please disclose the amount of stock compensation expense that you expect to recognize in
         2024 based on the awards that are currently outstanding.
Note 6, page F-12

5. Please tell us why the discount rate used in your lease accounting appears to be materially different from the borrowing rates disclosed in Note 8. See ASC 842-20-30-3.
       Please contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
 Timothy Pickett
Kindly MD, Inc.
FirstName
March 22, 2024 LastNameTimothy Pickett
Comapany
Page    3      NameKindly MD, Inc.
March 22, 2024 Page 3
cc:       Callie Tempest Jones, Esq.
FirstName LastName